Exhibit 1

[KOOR INDUSTRIES LTD GRAPHIC OMITTED]


    Sections of Israeli Prospectus filed with the Israel Securities Authority
    -------------------------------------------------------------------------

          General..............................................................2
          Forward Looking Statements...........................................2
          Summary Information Regarding the Company............................3
          Summary Terms of the Offer...........................................5
          The Offer and Listing................................................6
          Risk Factors.........................................................6
          Use Proceeds........................................................16
          Capitalization......................................................16
          Subscription by Related Parties.....................................17
          Expenses of the Offering............................................17
          Incorporation of Certain Information by Reference...................17
          Directors...........................................................18
          Where You Can Find More Information.................................19
          Legal Matters.......................................................19
          Experts.............................................................19

General

As used in this prospectus, unless otherwise specified or unless the context otherwise requires, all references to "Koor," "we," "us," or "our" are to Koor Industries Ltd., a company organized under the laws of the State of Israel, and its consolidated subsidiaries.

Our financial statements are prepared in accordance with generally accepted accounting principles in Israel, or Israeli GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP (see Note 29 to our consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on July 13, 2006, referred to as the Form 20-F for 2005, incorporated by reference into this prospectus).

In this prospectus, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels. Unless otherwise stated, certain amounts reported in NIS on our consolidated financial statements for the year ended December 31, 2005 have been translated into U.S. dollars for the convenience of the reader at the exchange rate of the dollar on December 31, 2005 (NIS 4.603 = $1.00), as published by the Bank of Israel (see Note 1C to our consolidated financial statements included in our annual report on Form 20-F for
2005). Therefore, it is possible to compute the dollar equivalent of any of the figures in NIS by dividing such NIS by the rate of exchange at December 31, 2005.

Forward Looking Statements

This prospectus (including documents incorporated by reference herein) may contain forward-looking statements that involve substantial risks and uncertainties regarding future events or our future performance. Forward-looking statements convey our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historic or current facts. We use words like "anticipates", "believes", "expects", "future", "intends", and similar expressions to mean that the statements are forward-looking.

Any or all of our forward-looking statements in this prospectus may turn out to be mistaken. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

o changes in general economic and business conditions; o escalation of military conflicts in the Middle East;

o   changes in currency exchange rates and interest rates;

o   inability to meet efficiency and cost reduction objectives;

o   changes in business strategy and various other factors;

         as well as the risks discussed in Section 1.8 of this prospectus (Risk Factors) and in "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" of our Form 20-F for 2005. In addition, you should note that our past financial and operational performance is not necessarily indicative of future financial and operational performance.

We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Summary Information Regarding the Company

You should read the following summary together with the more detailed information regarding us and the securities being sold in this offering, including the risks discussed under the heading "Risk Factors," contained in this prospectus. You should also read carefully the consolidated financial statements and notes thereto and the other information about us that is incorporated by reference into this prospectus, including our Form 20-F for 2005 and our Forms 6-K regarding our financial results for the three months and six months ended on June 30, 2006, all incorporated by reference into this prospectus.

We are a company limited by shares organized and existing under the laws of the State of Israel. We were initially incorporated in 1944 and our full legal and commercial name is Koor Industries Ltd.

The address of our registered office is 14 Hamelacha Street, Rosh Ha'ayin 48091, Israel, and our telephone number is +972-3-900-8333.

We are a diversified holding company. We are engaged, through our direct and indirect, wholly and partially owned subsidiaries and affiliates, in the following core businesses: agrochemicals, telecommunications equipment, defense electronics, tourism and technology, as well as in other businesses.

For the year ended December 31, 2005, we reported consolidated earnings before income tax of approximately NIS 332 million ($72 million) and consolidated net earnings of approximately NIS 308 million ($67 million). For the three months and six months ended on June 30, 2006, we reported consolidated loss before income tax of approximately NIS 76 million and NIS36 million, respectively. For the three months ended on June 30, 2006, we reported consolidated net loss of approximately NIS 94 million and for the six months ended on June 30, 2006 we reported net earnings of approximately NIS 7million.

As of June 30, 2006, loans of the company and its wholly owned subsidiaries from banks and institutional investors aggregated approximately NIS 1.8 billion. Cash, cash equivalents and short term deposits and investments of the company and its wholly owned subsidiaries, as of June 30, 2006, aggregated approximately NIS 0.6 billion. The net debt of the company and its wholly owned subsidiaries, as of June 30, 2006, resulting from the above, was approximately NIS 1.2 billion. In addition, guarantees to subsidiaries as of June 30, 2006, were approximately NIS 120 million.

Beginning in July 1998, we initiated an extensive corporate restructuring program, designed to transform Koor into a diversified holding company with controlling stakes in leading high-growth, export-oriented Israeli companies.

We have implemented key elements of our strategy to date, including a substantial capital reallocation process, in which proceeds from the sale of low growth domestic businesses have been re-invested to increase our stakes in our core businesses. In this regard, during the years 1999 through 2002, we divested ourselves of many of our non-core holdings and sold real estate assets.

During 2005, we continued to work closely with our portfolio companies to take active measures to create value. These measures include identifying new market opportunities; focusing on core competencies, while divesting non-core assets; bringing in new strategic partners; and streamlining group operations. In 2005, we completed Israel's largest private sector defense transaction. The transaction, initiated in the second part of 2004 included the sale of our entire 70% shareholding in the Elisra Defense group, an electronic warfare manufacturer, and our entire 32% shareholding in Tadiran Communications, a communications solutions provider, to Elbit Systems, a defense solutions provider.

Our affiliated company, Makhteshim-Agan Industries Ltd., or MA Industries (in which we hold, as of June 30, 2006, a 33.7% interest) operates in the agrochemicals business through its direct and indirect subsidiaries. MA Industries is the world's leading generic manufacturer of crop protection products.

The following affiliated companies operate in the telecommunications equipment business: ECI Telecom Ltd., or ECI (in which we hold, as of June 30, 2006, a 28.4% interest), Telrad Networks Ltd., or Telrad (in which we hold, as of June 30, 2006, a 61.0% interest), and ECtel Ltd. (in which we hold, as of June 30, 2006, a 19.2% interest following the distribution of a dividend in kind on June 29, 2006).

Elbit Systems Ltd., in which we hold a 7.7% interest, operates in the defense electronics business.

In July 2005, we received, as a dividend in kind, 70% of Dekolink Wireless Ltd., from the Elisra Defense group. Dekolink Wireless Ltd. offers solutions for expanded cellular coverage outdoors and in buildings.

In January 2000, we and a wholly-owned subsidiary established a registered partnership called "Koor Corporate Venture Capital," or Koor CVC, within which we concentrated our investment activities in venture capital funds and in high-tech start up companies with growth potential. Since January 2000, Koor CVC signed investment agreements with various start-up companies.

We have an interest in several service industries, mainly tourism and real estate. During 2005 and 2006, Koor has made additional investments in Sheraton Moriah of approximately $9 million in the aggregate.

Our securities have been listed on the Tel Aviv Stock Exchange, or TASE, since 1956. In 1991, some of our preferred shares were converted into ordinary shares and have been listed on the TASE. In the United States, our American Depositary Shares, or ADSs, have been traded on the NYSE since our public offering in October 1995.

In July 2006, Discount Investment Corporation Ltd., a company controlled by IDB Development Corporation Ltd. has completed the acquisition of a 30.9% interest in Koor from entities related to the Bronfman family and a company related to the family of Jonathan Kolber, Koor's former chief executive officer. In July 2006, Discount Investment Corporation Ltd., announced its intention to purchase through a special tender offer, at least an additional 5% of the outstanding share capital of Koor Industries Ltd.

Ratio of Earnings to Fixed Charges

Our ratio of earnings to fixed charges for the periods indicated is provided in the table below, calculated in accordance with Israeli GAAP.

                                                   Year Ended December 31,
                                                   -----------------------
                                             2005    2004   2003    2002    2001
                                             ----    ----   ----    ----    ----
Ration of Earnings to Fixed Charges          1.41    4.01   2.36

Deficiency of Earnings to Fixed Charges
(in NIS millions)                                                    357     702


Our ratio of earnings to fixed charges is calculated by dividing (i) pre-tax earnings(loss) from continuing activities before adjustment for minority interest in consolidated subsidiaries or share in results of equity investees plus fixed charges that were deducted from income and distributed earnings of equity investees, by (ii) fixed charges. Fixed charges consist of interest expensed and capitalized as well as amortized discounts and capitalized expenses related to indebtedness.

Summary Terms of the Offer

The following summary is not intended to be a complete description. For a more detailed description of the offering, you should read the entire prospectus.

Issuer ...........................Koor Industries Ltd.

Notes Offered ....................Up to NIS 600,000,000 aggregate principal amount of series H notes, referred to as the notes.

Units.............................The notes offered hereby will be issued in
                                  600,000 units, referred to as the units, each consisting of NIS 1,000 principal amount of notes.

Offering Price....................Each unit will be offered at a price of NIS
                                  1,000.

Principal Payment Dates...........Principal payable in five equal annual installments on September 1 of each of the years 2012 through 2016.

Maturity..........................September 1, 2016.

Interest Rate.....................The notes shall bear interest at an annual rate to be determined in a tender process, provided, however, that the interest rate shall not exceed 5.1% and shall not be less than 5%.

Interest Payment Dates............Interest on the notes is payable on September
                                  1 of each of the years 2007 through 2016.

Linkage...........................Principal and interest will be linked to the
                                  Israeli consumer price index, referred to as the CPI, from the index published on August 15, 2006.

Rating............................The notes have been rated at "A+" by Ma'alot -
                                  The Israel Securities Rating Company Ltd.

Ranking...........................Unsecured debt.

Trading...........................We have applied to the Tel Aviv Stock Exchange to list the notes for trading.

Use of Proceeds...................We intend to use the net proceeds for investments and general corporate purposes, as we determine from time to time.

Governing Law.....................Israel.

Trustee...........................Aurora Fidelity Trust Company Ltd.

The Offer and Listing

Prior to this offering, there has been no public trading market for the notes. We applied to the TASE, to list the notes for trading. For a description of the manner of determination of the interest rate on the notes, see the section titled "Description of the Public Offering - An Offering through a Tender Process" (in the Hebrew language).

Risk Factors

You should carefully consider the risks described below and in the other sections of, and the documents we have incorporated by reference into, this prospectus, when deciding whether to purchase the notes offered hereby. The risks and uncertainties described below and in the documents we have incorporated by reference into this prospectus are not the only ones we face. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, results of operations and our liquidity. Our business, financial condition, or results of operations could be materially adversely affected by any of these risks. Our ability to make payments on the notes might be impaired by, and the trading price of the notes could decline due to, any of these risks, and you may lose all or part of your investment.

                              Risks Related to Koor

We depend on our subsidiaries and affiliates for distributions and management fees.

We conduct our business primarily through our wholly and partially owned subsidiaries and affiliates, and are partially dependent upon management fees and distributions from our subsidiaries and affiliates as a source of cash flow for funding our corporate level activities. We received management fees in the amount of NIS 20 million and NIS 22 million in 2005 and 2004, respectively, pursuant to management agreements between us and several of our subsidiaries and affiliates. In addition, in 2004 we received NIS 135 million in distributions from subsidiaries and affiliates, of which NIS 68 million was received from MA Industries and NIS 67 million was received as an initial liquidating distribution in respect of our wholly owned subsidiary, Tadiran Ltd., or Tadiran. In 2005, we received NIS 114 million in distributions from subsidiaries and affiliates, of which NIS 82 million was received from MA Industries and NIS 14 million was received as a final liquidating distribution in respect of Tadiran. During the first and second quarter of 2006, MA Industries declared distributions of dividends to its shareholders, of which our share aggregated NIS 76 million.

In recommending dividends and approving management fees, the directors and applicable committees of each of our subsidiaries must take into consideration the legal, tax, and financial effects of such dividends and management fees, as well as the best interests of each such subsidiary. In addition, several of our subsidiaries and affiliates are subject to dividend payment restrictions derived from their organizational documents, credit agreements and tax considerations. If we were to experience a substantial reduction in the level of payments of dividends and management fees, there can be no assurance that alternative sources of cash flow, including bank loans and asset sales, would be available for us to carry out our investment plans, pay dividends on our capital stock and service our debt.

In addition, all of our unsecured indebtedness is effectively subordinated to all liabilities, including trade payables of our subsidiaries and affiliates. Any right we have to receive assets of our subsidiaries and affiliates upon their liquidation or reorganization (and the consequent right of the holders of our indebtedness to participate in those assets) will be effectively subordinated to the claims of that subsidiary's or affiliate's creditors (including trade creditors), except to the extent that we are recognized as a creditor of such subsidiary or affiliate, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary or affiliate and any indebtedness of such subsidiary or affiliate senior to that held by us. Under Israeli law, certain indebtedness of a company under liquidation, including certain indebtedness resulting from an employment relationship or tenancy, and certain indebtedness resulting from governmental and municipal tax liabilities, may rank senior to other unsecured indebtedness.

If the sectors of the telecommunications equipment market targeted by our affiliated company do not continue to grow, that affiliated company's results of operations, and consequently, our net earnings, may be materially adversely affected.

For the years ended December 31, 2005 and 2004, our equity in the results of our affiliated company, ECI, accounted for approximately 18% and -10%, respectively, of our consolidated net earnings. As of December 31, 2005 and 2004, our investment in ECI accounted for 32% and 36%, respectively, of our total shareholders' equity.

ECI has targeted the optical networks and broadband sectors of the telecommunications equipment market, which have expanded in recent years. The optical networks market is being driven by the significant increase in cellular subscription in emerging markets and the building of "third generation" networks in more developed countries. The broadband market has benefited from a substantial expansion in broadband subscription, particularly in Europe and the range of services being offered, including the recent introduction of "triple play" applications (voice, data and video - in particular IP television) has increased. Furthermore, in June

2005, ECI purchased Laurel Networks Inc. for $88 million, and Laurel became ECI's data networking division, one of ECI's core businesses.

If either the optical networks market or the broadband market fail to continue to grow, or if ECI is unable to respond adequately and take full advantage of the growth, or if ECI is unable to increase sales of data networking products sufficiently, ECI's business and results of operations may be materially adversely affected and consequently, our net earnings may be materially adversely affected.

We are dependent on earnings generated by MA Industries and ECI and therefore a material decrease in their earnings may materially adversely affect our results of operations.

For the years ended December 31, 2005 and 2004, our affiliated companies, ECI which operates in the telecommunications equipment business, and MA Industries, which operates in the agrochemical business, together accounted for approximately 132% and 177%, respectively, of our consolidated net earnings. In addition, as of December 31, 2005 and 2004, our investments in ECI and MA Industries together accounted for approximately 100% and 114%, respectively, of our total shareholders' equity. We cannot assure you that ECI's and MA Industries' earnings will continue at the same level. A material decrease in ECI's or MA Industries' earnings may materially adversely affect our financial condition and results of operations.

Our affiliated companies need to develop and introduce new products and penetrate new markets in the telecommunications equipment and agrochemical businesses in order to remain competitive in those industries. These affiliated companies are also partially dependent on licensed technology.

The business and market in the telecommunications equipment segment are characterized by rapid technological development. The business and market in the agro-chemicals segment are characterized by rapid product development. Consequently, the ability to anticipate changes in technology and to develop and introduce new and enhanced products on a timely basis will be significant factors in the ability of these businesses to grow and remain competitive. We cannot assure you that our affiliated companies will be able to develop new products and technologies on a timely basis in order to remain competitive in the telecommunications equipment and agrochemical industries.

The telecommunications equipment market is very competitive and our affiliated companies that are active in this market face intense price pressure, particularly from Chinese competitors. Such competition and price pressure could materially adversely affect these affiliated companies' results of operations, and consequently, our net earnings.

ECI and Telrad, two of our affiliated companies, operate in the telecommunications equipment market. As of December 31, 2005 and 2004, our investments in ECI and Telrad accounted for approximately 34% and 44%, respectively, of our total shareholders' equity.

The telecommunications market is very competitive and competition may increase in the future. Current competitors in this market include Alcatel, Huawei, Lucent, Marconi (recently acquired by Ericsson), Nortel, Siemens and others. All of these are larger than our affiliates and may have greater name recognition, broader product lines, larger customer bases, and more extensive relationships with customers. They may also have greater resources than those currently available to our affiliates. In addition, our affiliates may face particularly intensive price pressure as a result of competition from Chinese vendors.

Increased competition and pricing pressure could have a material adverse effect on our business, financial condition and operating results and may result in lower margins, loss of market share and other adverse factors.

Telrad, one of our affiliates, depends on one key customer.

Telrad, one of our affiliates, is substantially dependent upon its relationship with Nortel as a key supplier of technology and as a key customer of Telrad's products. For the six months ended June 30, 2006 and for the years ended December 31, 2005 and 2004, approximately 53%, 69% and 62%, respectively, of Telrad's sales were derived from sales to Nortel, directly or via a sub-contractor. Accordingly, Telrad's sales volume is directly influenced by Nortel's sales forecasts and actual purchases. Although we and Telrad believe that the relationship with Nortel is generally good, if such relationship was to be terminated or diminished for any reason, it could have a material adverse affect on Telrad's business, financial condition or results of operation, which may have an adverse effect on our net earnings.

Economic instability in the emerging markets of South America and Central and Eastern Europe poses a risk to the agrochemicals business of MA Industries and the telecommunications equipment business of ECI, our two significant affiliates.

The activities of MA Industries in South America (mainly Brazil) and the activities of MA Industries and ECI in countries in Central and Eastern Europe, are exposed to risk resulting from the possibility of economic instability in these countries such as exchange rate fluctuations (customer accounts receivable are in local currency), high inflation and interest rates, and changes in economic legislation. A portion of the above mentioned risks are hedged by means of various instruments. In addition, the relative share of our agrochemicals activities in these markets is decreasing over the years due to MA Industries' strategy to expand its activities in economically-stable markets.

Disruption in the supply of raw materials and/or disruption in transportation services could have a negative impact on MA Industries' agrochemicals business.

MA Industries imports raw materials to its manufacturing facilities in Israel, and exports products to its non-Israeli subsidiaries for manufacturing, formulation and distribution through three Israeli ports. In the event that one of these ports is disrupted for an extended period of time, such as during an employee strike or as a result of military conflicts, such as the Haifa Port which is currently closed as a result of the recent escalation of the military conflict in northern Israel, MA Industries may have significant difficulty obtaining raw materials required for manufacture of its products, or obtaining them at economically viable prices. Similarly, MA Industries may be unable to transport its products to its non-Israeli subsidiaries for manufacturing, formulation and distribution, or to transport them at reasonable costs. Therefore, extensive disruptions at one of these ports, such as the recent disruption at the Haifa Port, could have a negative effect on MA Industries' agrochemicals business.

Concentration of manufacturing in a limited number of manufacturing facilities could pose a risk for MA Industries' agrochemicals business.

A significant part of the manufacturing activities of MA Industries takes place in a limited number of facilities. Significant damage to any of these facilities due to natural disaster or other causes could have a significant negative impact on MA Industries' agrochemicals business.

MA Industries' operations are exposed to stricter environmental, health and safety regulations and standards.

Companies in the plant protection products industry, such as several of MA Industries' subsidiaries, purchase, manufacture, sell and distribute materials that can be hazardous to the environment. Consequently, their activities are subject to comprehensive regulation concerning the storage, handling, manufacture, conveying, use and disposal of those products, their components and their byproducts. Specifically, MA Industries' subsidiaries' manufacturing and formulation facilities in Israel, Brazil, Colombia, Greece and Spain operate, in each of those countries, in accordance with environmental standards for air pollution, removal of effluents, the use and handling of hazardous materials, methods for the removal of waste and the cleaning up of existing environmental pollution. Over the years, these standards have become steadily stricter in their environmental requirements and their enforcement in each of these countries, and the cost of compliance has risen in parallel.

In addition to the current costs of compliance, MA Industries' subsidiaries are required to bear a one-time expense for compliance. Since the subsidiaries are unable to assess environmental issues with any certainty, the funds they allocate or will allocate for projects for environmental improvement can turn out to be insufficient. Both ongoing costs deriving from compliance with these requirements and the one-time expenses can have an adverse effect on their business, on their financial situation and on the results of their operations. The subsidiaries are working to a master plan (for implementation in 2005 -
2008) for investments in improving the handling of effluents and purification of the air, which is expected to require about $60 million.

MA Industries' subsidiaries hold various permits on environment-related issues, which define the conditions for operating its various manufacturing facilities. Expansion of production in its plants requires new or additional permits. The terms of the permits can change or can be disqualified by the relevant regulator. Stricter terms, disqualification or changes in permits or their terms could have an adverse effect on the financial condition of MA Industries and the results of its operations. For details about legal proceedings see Item 8 of our Form 20-F for 2005.

MA Industries' agrochemicals business may be negatively impacted in the event of significant product liability claims that exceed our insurance coverage.

The activities of MA Industries are exposed to risk relating to product liability claims. MA Industries has insurance coverage for third party liability and defective products of up to $300 million per annum. In the event that MA Industries would be found liable in a lawsuit concerning product liability, its insurance coverage may not be sufficient to cover the damages, and this may have a significant negative impact on our agrochemicals business. Furthermore, publication of the existence of such a claim could have a negative impact on the reputation of MA Industries, and this could have a negative impact on its business.

Our investments in hi-tech companies involve a high degree of risk.

Our investment in hi-tech companies is conducted through Koor CVC. As at December 31, 2005, our Koor CVC hi-tech portfolio comprised of six active companies, a limited partnership in Pitango venture capital fund and a 23% interest in Scopus Network Technologies Ltd. (18.2% on a fully diluted basis), with a total book value of NIS 166 million (approximately $36 million). As at June 30, 2006, our interest in Scopus Network Technologies Ltd. was 22% (18.2% on a fully diluted basis). The total book value of Koor CVC portfolio at June 30, 2006, aggregated NIS 156 million.

Our investment in hi-tech and venture capital companies carries with it a high level of risk. The main risk factors are:

o The uncertainty involved in advanced technological developments in the fields of internet and telecommunications, and the lack of certainty that a product will actually be developed or, if and when it is developed, that a market will be found for it, as well as the high marketing costs and intense competition in these fields;

o The uncertainty existing on the date of commencement of projects as to the total investment required for developing a product and the lack of certainty that funding will be found for the continued development and marketing of products, if developed;

o The rapid technological changes that characterize the industries of the companies in which we have invested could reduce or cancel demand for products developed by such companies;

o The dependence of start-up companies, including those in which we have invested, on their founders or on key personnel, especially in the areas of management and development;

o The lack of certainty regarding the ability of the companies in which we have invested to recruit appropriate personnel, in particular when faced with increasing competition for quality personnel;

o The lack of intellectual property protection for internet products and increased competition in this area; and

o The lack of ability to control and manage a company in which we hold a minority stake.

Several of our affiliates are exposed to fluctuations in prices of raw materials and commodities.

Several of our affiliates, primarily those in the agrochemical industry, have exposure to risks stemming from fluctuations in prices of raw materials and agricultural commodities. An increase in raw material prices or a decrease in commodity prices (which could lower the selling prices of our products) could lower the profitability of our business.

We may be adversely affected if the market prices of our publicly traded investees decrease.

A significant portion of our assets is comprised of equity securities of publicly and non-publicly traded companies. Our publicly traded investees are MA industries, ECI, Elbit Systems Ltd. and ECtel Ltd. The stock prices of these publicly traded companies have been extremely volatile, and have experienced fluctuations due to market conditions and other factors which are beyond our control. Fluctuations in the market price and valuations of our holdings in these companies may affect the value of our assets. If the value of our assets decreases significantly as a result of the above, our business, operating results and financial condition, may be materially and adversely affected. In addition, a decrease in the value of our assets may lead to a decrease of the rating of the notes to a lower level.

                             Risks Related to Israel

Exchange rate fluctuations and inflation in Israel impact our business.

A significant portion of the sales of our major subsidiaries and affiliates are made outside Israel in dollars or other non-Israeli currencies while these companies incur significant portions of their expenses in NIS. Alternatively, some subsidiaries and affiliates whose sales are principally in NIS incur expenses in dollars or in other non-Israeli currencies. For example, a significant portion of the sales of our telecommunications equipment, defense electronics and the agrochemicals businesses are in dollars, whereas a significant portion of these businesses expenses are incurred in NIS and are partially linked to the Israeli CPI. In addition, certain borrowings are linked to the dollar or other non-Israeli currencies or to the CPI. During the calendar years 2003, 2004 and 2005, the annual rate of inflation was approximately -1.9%, 1.2% and 2.4%, respectively, while the NIS appreciated against the dollar by approximately 7.6% and 1.6% in 2003 and 2004, respectively, and depreciated against the dollar by approximately 6.8% in 2005. Consequently, during the calendar years 2003, 2004 and 2005, the annual rate of inflation as adjusted for devaluation was approximately 6.2%, 2.8% and -4.1%, respectively. Continued delay in or lack of any devaluation of the NIS in relation to the dollar or other currencies may have a material adverse effect on our results of operations and financial condition.

To compensate for inflation in Israel, we enter from time to time into certain financial transactions aimed to minimize the risks related to inflation. In addition, in order to compensate for changes in the relative value of Israeli currency compared to the dollar and other currencies, certain of our affiliates have adopted financial strategies, including entering into foreign currency transactions with respect to certain specific commitments and general hedging transactions with respect to monetary assets and liabilities denominated in non-Israeli currencies (including Brazilian currency). There can be no assurance, however, that such activities, or others that we or our affiliates may undertake from time to time, will eliminate the negative financial impact of such fluctuations.

Conditions in Israel may affect our operations.

We and our principal subsidiaries and affiliates are incorporated under the laws of the State of Israel, where our principal offices and a substantial portion of our operations are located. We are directly influenced by the political, economic and military conditions affecting Israel. Accordingly, any major hostilities involving Israel, such as those broken out recently in northern Israel, the interruption or curtailment of trade between Israel and its present trading partners, a significant increase in inflation or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, our results of operations and our financial condition. In addition, there are a number of countries, particularly in the Middle

East, which restrict business with Israel or Israeli companies. There can be no assurance that restrictive laws or policies directed toward Israel or Israeli businesses will not have an adverse impact on the expansion of our business.

Political, economic and military instability in Israel may affect tourism and other businesses.

Since September 2000, there has been an escalation of violence in the West Bank and Gaza Strip and increased terrorist activities within Israel, causing a sharp decrease in tourism to Israel in the years 2000-2003 and a further deceleration in all aspects of the Israeli economy. The areas of tourism and aviation were most affected by the increased hostilities, and the recession in the Israeli real estate market has become more entrenched.

During July 2006, major hostilities have broken out between Israel and both Palestinian factions in Gaza and Hezbollah in Lebanon, leading to an escalation of the conflict in the area. Major towns and settlements in northern Israel, including Haifa, Naharia, Safed and Karmiel are under attacks from Hezbollah missiles. There can be no assurance that such hostilities will not intensify. Prolonged and substantial military conflicts will likely have an adverse impact, which may be material, on our business, financial condition and results of operations. In addition, market perception that these conditions could have an impact upon us may harm the trading price of our holdings and of the notes, whether or not our business or results of operations are actually affected.

Many of our directors, officers and employees are obligated to perform military reserve duty in Israel.

Most able-bodied male adult citizens and permanent residents of Israel, including some of our affiliates' and our subsidiaries' directors, officers and employees, are obligated to perform annual military reserve duty, which could accumulate annually from several days to up to two months in special cases and circumstances. The length of this reserve duty depends, among other factors, on an individual's age and position in the military. Additionally, these residents may be called to active duty at any time under emergency circumstances, such as those recently occurred as a result of the escalation of the military conflicts in the Gaza Strip and Israel's northern border with Lebanon. Reserve duty may be increased as a result of an increased level of violence with the Palestinians, extremist Moslem groups or military conflict in the region. We have operated effectively under these requirements since we began operations. No assessment can be made, however, as to the full impact of these requirements on our workforce or business if conditions should change and we cannot predict the effect on us of any expansion or reduction of these obligations.

Israel's economy may be destabilized.

Israel's economy has been subject to a number of destabilizing factors. These include a period of severe inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. For these and other reasons, the Government of Israel has intervened in different sectors of the economy. Such intervention has included employing fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates. The Israeli government has periodically changed its policies in all of these areas. Changes in these policies may make it more difficult for us to operate our business as we have in the past.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

Service of process upon our directors and officers and the Israeli experts named herein, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since substantially all of our assets, all of our directors and officers and the Israeli experts named in this prospectus, are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

There is doubt as to the enforceability of civil liabilities under the Securities Act of 1933, as amended, or Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act.

                           Risks Related to the Notes

There are no restrictive covenants in the indenture for the notes relating to our ability to incur indebtedness (including secured indebtedness), pay dividends or complete other transactions.

The indenture governing the notes does not contain any financial covenants, or restrictions on the payment of dividends. The indenture contains no covenants or other provisions to afford you protection in the event of a highly leveraged transaction, such as a leveraged recapitalization, that would increase the level of our indebtedness, or a change in control. The indenture governing the notes does not restrict us from incurring additional debt or guaranteeing indebtedness, nor does it limit the amount of indebtedness that we can issue in the future. If we incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. If an event of default occurs under secured indebtedness, the lenders thereunder will have the right to exercise the remedies (such as foreclosure) available to a secured lender under applicable law and the agreements governing the indebtedness. Since the notes are unsecured, the lenders under secured indebtedness would have a prior claim on our assets.

Our indebtedness and debt service obligations will increase with the issuance of the notes, which may adversely affect our cash flow and cash position.

We intend to fulfill our debt service obligations from existing cash, investments and our operations. In the future, if we are unable to generate cash sufficient to meet these obligations, we would be required to refinance all or part of our indebtedness.

Our indebtedness could have significant additional negative consequences, including, without limitation:

o requiring the dedication of a portion of our expected cash flow to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including investments;

o   increasing our vulnerability to general adverse economic conditions; and

o   limiting our ability to obtain additional financing.

The notes that we are offering are not secured by any of our assets. However, we may incur additional liabilities that may be secured by our assets and, therefore, our future lenders may have a prior claim on our assets.

The notes are not secured by any of our assets. However, we may enter into financing arrangements with future lenders that are secured by a pledge of our assets. If we become insolvent or are liquidated, or if payment under any of the instruments governing our secured debt is accelerated, the lenders under these instruments will be entitled to exercise the remedies available to a secured lender under applicable laws and pursuant to instruments governing such debt. Accordingly, these lenders may have a prior claim on certain of our assets. Because the notes are not secured by any of our assets, it is possible that our remaining assets might be insufficient to satisfy your claims in full.

The trading price of the notes may be volatile.

The trading price of the notes could be subject to significant fluctuation. Future trading prices of the notes will depend on many factors, including but not limited to prevailing interest rates, our operating results, the price of our ordinary shares and ADSs, the market for similar securities, securities analysts' recommendations regarding our securities and general economic conditions. Additionally, it is possible that the market for the notes will be subject to disruptions that may have a negative effect on the holders of the notes, regardless of our prospects or financial performance.

The notes are a new issuance of securities for which there has been no prior public trading market, and we cannot assure you that an active trading market will develop for the notes.

The notes will be listed for trading on the TASE. However, there has been no prior market for the notes. We cannot predict whether an active trading market for the notes will develop or, if such market develops, how liquid it will be. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

We may not be able to make our debt payments in the future.

Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on financial, competitive, and other factors, including some factors that are beyond our control. If we are unable to generate sufficient cash flow from management fees and dividends (in particular from MA Industries) and from divesting certain of our holdings, in order to meet principal and interest payments on our debt, we may have to refinance all or part of our indebtedness. Following the change of control in Koor in July 2006, our ability to borrow money from Israeli banks is limited due to regulations published by the Bank of Israel. In addition, cash flows generated from the abovementioned sources may be insufficient to repay in full at maturity the notes, in which case the notes may need to be refinanced. Our ability to refinance our indebtedness, including the notes, will depend on, among other things:

o   our financial condition at the time;

o   restrictions in agreements governing our debt;

o   restrictions imposed by regulatory bodies, including the Bank of Israel; and

o   other factors, including market conditions.

We cannot assure you that any such refinancing would be possible on terms that we could accept or that we could obtain additional financing. If refinancing will not be possible or if additional financing will not be available, we may have to sell our assets under circumstances that might not yield the highest prices, or default on our debt obligations, including the notes, which would permit our note holders and holders of other outstanding indebtedness to accelerate their maturity dates.

We will have broad discretion in how to use the proceeds from this offering and we may apply the proceeds for uses with which you do not agree.

We intend to use the net proceeds from the offering for investments and general corporate purposes. Our management retains the right to use the proceeds as it determines appropriate. Our ability to use broad discretion with the proceeds from this offering may result in our shareholders disagreeing with our business practices and being generally dissatisfied with their investment.

Use of Proceeds

We estimate that the net proceeds from the offering will be approximately NIS 593 million after deduction of consulting fees, distribution fees, commitment fees and the estimated expenses of the offering.

We intend to use the net proceeds from this offering for investments and general corporate purposes, as to be determined by our board of directors from time to time. We believe that the proceeds from the offering will provide us with more financial flexibility.

Capitalization

The following table sets forth our capitalization as of June 30, 2006:

o   on an actual basis; and

o as adjusted to reflect the issuance of NIS 600,000,000 of notes and the receipt by us of the net proceeds therefrom after deducting consulting and distribution fees and estimated offering expenses, and the application of such proceeds in the manner described in this prospectus.

This table should be read in conjunction with our financial statements included in our Form 20-F for 2005, "Item 5. Operating and Financial Review and Prospects" of our Form 20-F for 2005 and our unaudited consolidated financial statements for the six-month period ended on June 30, 2006, incorporated herein by reference.

                                                                         As of June 30, 2006
                                                              -------------------------------------------
                                                                     Actual             As adjusted
                                                              --------------------- ---------------------
                                                                             (unaudited)
                                                                         In thousands of NIS
Current Liabilities                                                        385,992               385,992
Long term Liabilities                                                    2,416,891             3,011,091
Minority interest                                                           70,922                70,922

Shareholders' Equity:
    Share capital - ordinary shares of NIS 0.001 par
    value: authorized - June 30, 2006 - 83,932,757
    shares; issued: June 30, 2006 - 16,480,763 shares;                     564,515               564,515

    Capital reserves                                                     2,566,558             2,566,558
    Amounts received in respect of stock options                            21,715                21,715
    Cumulative foreign Currency translation adjustments                    (86,925)              (86,925)
    Retained earnings (deficit)                                           (675,833)             (675,833)
                                                                         ---------             ---------
    Cost of 15,799 shares held by subsidiary                                (6,071)               (6,071)
                                                                           -------               -------
Total Shareholders' Equity                                               2,383,959             2,383,959
                                                                         ---------             ---------
                                                              --------------------- ---------------------
Total Liabilities and Shareholders' Equity                            NIS5,257,764          NIS5,851,964
                                                              ===================== =====================

The discussion and table above do not include 149,297 ordinary shares issuable upon exercise of outstanding employee stock options and 800,000 ordinary shares issuable upon exercise of outstanding warrants held by institutional investors.

Subscription by Related Parties

To the extent known to us, major shareholders, directors or members of our management do not intend to subscribe in the offering at all, and to the extent known to us, no person intends to subscribe for more than 5% of the offering, other than the institutional investors listed in the table above.

Expenses of the Offering

The aggregate amount that we expect to pay for consulting and distribution fees in connection with this offering is approximately NIS 5,800,000. Clal Finance Underwriting Ltd. and, Epsilon Underwriting & Issuing Ltd., consultants and distributors of the securities offered hereby, are affiliates of Koor.

Incorporation of Certain Information by Reference

We are allowed to incorporate by reference the information we file with the Securities and Exchange Commission (SEC), which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference herein the documents listed below:

(1) Our annual report on Form 20-F for the year ended December 31, 2005, as filed with the Securities and Exchange Commission on July 13, 2006; and

(2) Our current reports on Form 6-K as filed with the Securities and Exchange Commission on June 7, 2006, July 5, 2006, July 12, 2006, July 31, 2006,
     August 8, 2006 and August 9, 2006.

The above documents have been also filed with the ISA through the Magna. As you read these documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

You may obtain a copy of any or all of these filings at no cost, by writing or telephoning us at the following address:

Koor Industries Ltd.
Telrad Building
14 Hamelacha Street
Park Afek
Rosh Ha'ayin 48091, Israel
Attn: Shlomo Heller, General Counsel
Telephone: +011-972-3-900-8333

These filings can also be found on our web site www.koor.com under the tab "Investor Relations."

Our ordinary shares are listed on the TASE. However, because our ADSs are listed on the New York Stock Exchange, we are exempt from certain of the reporting obligations specified in Chapter Six of the Israeli Securities Law, 1968, that would otherwise be applicable to a company traded on the TASE, provided that a copy of each report submitted in accordance with applicable United States laws or NYSE rules is filed with the Israel Securities Authority and the TASE within the time specified under Israeli law.

Directors

The following is a list of our directors as of the date of this prospectus.

Unless otherwise specifically indicated, the address of each of the persons set forth below is at c/o Koor Industries Ltd., 14 Hamelacha Street, Park Afek, Rosh Ha'ayin 48091, Israel.

1.   Mr. Jonathan Kolber
2.   Mr. Nochi Dankner
3.   Mr. Avi Fischer
4.   Mr. Isaac Manor
5.   Mr. Zvi Livnat
6.   Mr. Ami Erel
7.   Mr. Lior Hanes
8.   Mr. Rafi Bisker
9.   Mr. Gideon Lahav

Following the change of control of Koor in the beginning of July 2006, our two external directors, Mr. Rolando Eisen and Ms. Paulette Eitan, resigned from the board because of a possible affiliation, as defined under the Companies Law, 1999, with the new controlling shareholder, Discount Investment Corporation Ltd. and its controlling shareholder, IDB Development Corporation Ltd., referred to collectively as the IDB group. Mr. Eisen and Ms. Eitan have both served at a point during the last two years, of companies affiliated with the IDB group. We intend to appoint two new external directors in the general meeting of shareholders to be convened in the very near future.

Where Can You Find More Information

Koor is subject to the reporting requirements of the Exchange Act of 1934, as amended, that are applicable to a foreign private issuer. In accordance with the Exchange Act, we are required to file with the SEC reports, including annual reports on Form 20-F by June 30 each year. In addition, we file interim financial information on Form 6-K on a quarterly basis. We also furnish to the SEC under cover of Form 6-K certain other material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. You may inspect without charge and copy at prescribed rates such material at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The SEC maintains an Internet site at http://www.sec.gov that contains reports and other material that are filed through the SEC's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system.

Our ADSs are listed on the NYSE under the symbol "KOR." You may inspect information concerning us and our consolidated subsidiaries at the offices of the New York Stock Exchange, Inc., 11 Wall Street, New York, New York 10005.

You may also find our reports filed with the ISA on the Magna site whose address is http://www.magna.isa.gov.il.

Our Internet address is http://www.koor.com. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

Legal Matters

Certain legal matters with respect to the offering are being passed upon for us by Herzog, Fox & Neeman.

Experts

KPMG Somekh Chaikin, independent registered public accountants, a Member Firm of KPMG International, have audited our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2005, as set forth in their report which is incorporated by reference in this prospectus. Our financial statements are incorporated by reference in reliance on such firm's report given on their authority as experts in accounting and auditing. KPMG Somekh Chaikin, independent registered public accountants, are located at KPMG Millenium Tower, 17 Ha'arba'a Street, Tel Aviv, have been our auditors for the last nine years. Certain of the individual statutory auditors are members of the Institute of Certified Public Accountants in Israel. Personal membership in such institute is not mandatory for individual Israeli accountants. Individual statutory auditors are however required to be licensed by the Israeli Ministry of Justice.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the consultants have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the consultants are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have change.